Exhibit 99.2

MDxHealth SA

Limited Liability Company
(société anonyme)

CAP Business Center

Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31
4040 Herstal, Belgium
VAT BE 0479.292.440 (RLP Liège, division Liège)

ATTENDANCE FORM FOR SECURITY HOLDERS ordinary and Extraordinary General Meetings to be held on Wednesday, 25 May 2022, at 10:00 a.m. (Belgian time)

This attendance form should be used by holders of securities of MDxHealth SA (the “Company”) who want to attend the ordinary and extraordinary general shareholders’ meetings in person. More information regarding the requirements for, and the modalities of, participation in the meetings can be found in the convening notice of the ordinary and extraordinary general shareholders’ meetings.

The signed and completed form must reach the Company at the latest on the sixth calendar day prior to the ordinary and extraordinary general shareholders’ meetings, i.e., on or before Thursday, 19 May 2022 at the latest, by mail to:

MDxHealth SA
Attention Mr. Jean-Michaël Scelso
Company Secretary

CAP Business Center

Zone Industrielle des Hauts-Sarts
Rue d’Abhooz, 31
4040 Herstal,
Belgium

or by e-mail to:

agsm@mdxhealth.com

The use of e-mail is strongly encouraged.

In light of the COVID-19 pandemic and the measures possibly imposed by the Belgian government to deal with this pandemic, wich may (still) be in effect on Wednesday 25 May 2022 (i.e., the scheduled date of the shareholders’ meetings of the Company), the board of directors recommends holders of securities issued by the Company that wish to participate to the general shareholders’ meetings make use, as much as practically possible, of the right to vote through voting by mail or by means of a written proxy to the chair of the board of directors.

Holders of dematerialised securities must attach to the present form a certificate issued by the certified account holder, the applicable settlement institution, or the relevant financial intermediary for the securities concerned, confirming the number of securities that have been registered in their name on the registration date (i.e., Wednesday, 11 May 2022, at midnight (12:00 a.m., Belgian time)), with which they want to participate to the ordinary and extraordinary general shareholders’ meetings.

Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Attendance form for security holders

The undersigned,

First Name:

Family Name:

Address:

or

Corporate name:

Corporate form:

Registered office:

Represented by (first name, family name and capacity):

owner of the following number of securities issued by MDxHealth SA, with registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium:

(Number of shares)

(Number of subscription rights)(1)

Note:

(1)	Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meetings, but only with an advisory vote.

Hereby notifies his/her/its intent to attend the ordinary and extraordinary general shareholders’ meetings of MDxhealth SA to be held on Wednesday, 25 May 2022, at 10:00 a.m. (Belgian time) at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place indicated at that place at that time.

The undersigned agrees that the English translation of the present attendance form is a free translation and for information purposes only, and that the French version shall prevail over the English translation.

The undersigned hereby confirms that the Company can send all confirmations and information required for participation in the ordinary and extraordinary general shareholders’ meetings to the following e-mail address of the undersigned:

(E-mail address of security holder)

Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Attendance form for security holders

Done at ……………………………………., on ………………………………2022

Signature……………….……………

Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Attendance form for security holders

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